CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
March 7, 2008
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

ASX/NASDAQ Media Release	7 March 2008
PHARMAXIS’ FIRST STEPS INTO CHINA
Pharmaxis (ASX:PXS, NASDAQ:PXSL) today announced that a clinical trial application for Bronchitol to treat bronchiectasis has been accepted for evaluation by China’s State Food and Drug Administration (SFDA).
All pharmaceutical companies are required to undertake a study in a Chinese population to support their marketing approval application. Approval of the clinical trial application is expected in the fourth quarter of 2008.
Preliminary market research indicates that the number of Chinese who suffer from bronchiectasis is more than double that in the rest of the world. Pharmaxis expects Bronchitol to be the first targeted medication for this patient group in over 20 years.
“China represents an outstanding opportunity for Pharmaxis,” said Pharmaxis CEO Alan Robertson. “A number of leading Chinese respiratory physicians have indicated they wish to conduct bronchiectasis studies, and have confirmed there is a large unmet need for new treatments for bronchiectatic patients.
“The cost of conducting clinical trials in China is significantly less than in other parts of the world, and the results of the trials can be used to support additional marketing applications throughout Asia Pacific and the rest of the world.”
Bronchitol is being developed as a daily therapy for people with the currently incurable lung condition bronchiectasis. Bronchitol is administered by inhalation to the patient’s lungs. Bronchiectasis is a degenerative and chronic lung condition that makes breathing difficult because of excessive mucus buildup in the lungs. Pharmaxis has the only product in Phase III clinical trials for bronchiectasis anywhere in the world.
Pharmaxis’ representative office in Shanghai was formally registered and approved this week by the State Administration for Industry and Commerce of the People’s Republic of China.
To find out more about Pharmaxis go to http://www.pharmaxis.com.au
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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer
Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
Australia:
Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com

About Bronchitol
Pharmaxis Ltd is developing Bronchitol for the management of chronic obstructive lung diseases including bronchiectasis, cystic fibrosis and chronic bronchitis. Bronchitol is a proprietary formulation of mannitol administered as a dry powder in a convenient hand-held inhaler. It is designed to hydrate the lungs, restore normal lung clearance mechanisms, and help patients clear mucus more effectively. Clinical studies have shown Bronchitol to be well tolerated, to improve quality of life, and to stimulate mucus hydration and clearance in people with bronchiectasis and cystic fibrosis.
About bronchiectasis
Bronchiectasis is one of the chronic obstructive pulmonary diseases, or COPDs, and affects children and adults. It is often mistaken for asthma or pneumonia and misdiagnosis is common. In this disease the bronchial tubes become irreversibly enlarged, forming pockets that can become infected. The bronchi walls are damaged, causing impairment to the lung’s complex cleaning system. The tiny hairs, or cilia, which line the bronchial tubes and sweep them free of dust, germs and excessive mucus are unable to function properly. The result is that matter such as mucus and bacteria accumulates affecting the performance of the lungs and the quality of life of the individual.
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis. Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Investor Relations +61 2 9454 7200.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: March 7, 2008	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer